Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010 and Index Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 30, 2010

$ Lock-In Notes due November 7, 2011 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing November 7, 2011†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about April 30, 2010†† (the “pricing date”) and are expected to issue on or about May 5, 2010†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Maximum Return:	15.50%* * The actual maximum return on the Notes will be set on the pricing date and will not be less than 15.50%.

Minimum Coupon Percentage:

•        If the closing level of the Index on the observation date is less than 105.00% of the initial level, the minimum coupon percentage will equal 0.00%.

•        If the closing level of the Index on the observation date is equal to or greater than 105.00% of the initial level but less than 110.00% of the initial level, the minimum coupon percentage will equal 5.00%.

•        If the closing level of the Index on the observation date is equal to or greater than 110.00% of the initial level but less than 115.00% of the initial level, the minimum coupon percentage will equal 10.00%.

•        If the closing level of the Index on the observation date is equal to or greater than 115.00% of the initial level, the minimum coupon percentage will equal 15.00%

Coupon Lock-In Event:	A coupon lock-in event occurs if the minimum coupon percentage is greater than 0.00%.

Payment at Maturity:

If a coupon lock-in event has occurred, at maturity you will receive a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the greater of (a) the minimum coupon percentage and (b) the index return, subject to the maximum return. For example, if the index return is 15.50% or more, you will receive the maximum return on the Notes of 15.50%, which entitles you to the maximum payment of $1,155.00 for every $1,000 principal amount Note that you hold. Accordingly, your payment per $1,000 principal amount Note would be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x the greater of (a) Minimum Coupon Percentage and (b) Index Return]

If a coupon lock-in event has not occurred, your payment at maturity will be determined as follows:

•        If the final level is equal to or greater than the initial level, at maturity you will receive a cash payment equal to (i) the principal amount of your Notes plus (ii) 100% of your principal amount multiplied by the index return, subject to the maximum return of 15.50%. Accordingly, your payment per $1,000 principal amount Note would be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x Index Return]

•        Your principal is protected against up to a 15% decline of the Index at maturity. If the final level declines from the initial level by up to 15%, you will receive the principal amount of your Notes at maturity.

•        If the final level declines from the initial level by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines from the initial level. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Index Return]

You may lose some or all of your principal if you invest in the Notes. If a coupon lock-in event does not occur and the final level declines from the initial level by more than 15%, your Notes will be fully exposed to any declines in the Index and you may lose some or all of your investment at maturity.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[•], the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Observation Date:	November 2, 2010†

Final Valuation Date:	November 2, 2011†

Maturity Date:	November 7, 2011†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740LQP3 and US06740LQP30

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement. If the observation date or final valuation date is not a scheduled trading day, then such date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.
††	Expected. In the event we make any change to the expected pricing date and issue date, the observation date, final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 and the index supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Index supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043717/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The hypothetical total returns, minimum coupon percentages and examples set forth below assume an initial level of 1,206.78 and a maximum return on the Notes of 15.50%. The hypothetical total returns, minimum coupon percentages and examples set forth below are for illustrative purposes only and may not represent the total returns applicable to a purchaser of the Notes. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.

Final Level	Index Return	Total Return if Minimum Coupon Percentage equals 0.00%[1]	Total Return if Minimum Coupon Percentage equals 5.00%	Total Return if Minimum Coupon Percentage equals 10.00%	Total Return if Minimum Coupon Percentage equals 15.00%
2,172.20	80.00%	15.50%	15.50%	15.50%	15.50%
2,051.53	70.00%	15.50%	15.50%	15.50%	15.50%
1,930.85	60.00%	15.50%	15.50%	15.50%	15.50%
1,810.17	50.00%	15.50%	15.50%	15.50%	15.50%
1,689.49	40.00%	15.50%	15.50%	15.50%	15.50%
1,568.81	30.00%	15.50%	15.50%	15.50%	15.50%
1,448.14	20.00%	15.50%	15.50%	15.50%	15.50%
1,393.83	15.50%	15.50%	15.50%	15.50%	15.50%
1,387.80	15.00%	15.00%	15.00%	15.00%	15.00%
1,327.46	10.00%	10.00%	10.00%	10.00%	15.00%
1,267.12	5.00%	5.00%	5.00%	10.00%	15.00%
1,236.95	2.50%	2.50%	5.00%	10.00%	15.00%
1,206.78	0.00%	0.00%	5.00%	10.00%	15.00%
1,146.44	-5.00%	0.00%	5.00%	10.00%	15.00%
1,086.10	-10.00%	0.00%	5.00%	10.00%	15.00%
1,025.76	-15.00%	0.00%	5.00%	10.00%	15.00%
965.42	-20.00%	-20.00%	5.00%	10.00%	15.00%
844.75	-30.00%	-30.00%	5.00%	10.00%	15.00%
724.07	-40.00%	-40.00%	5.00%	10.00%	15.00%
603.39	-50.00%	-50.00%	5.00%	10.00%	15.00%
482.71	-60.00%	-60.00%	5.00%	10.00%	15.00%
362.03	-70.00%	-70.00%	5.00%	10.00%	15.00%
241.36	-80.00%	-80.00%	5.00%	10.00%	15.00%
120.68	-90.00%	-90.00%	5.00%	10.00%	15.00%
0.00	-100.00%	-100.00%	5.00%	10.00%	15.00%

[1]	A coupon lock-in event does not occur if the minimum coupon percentage equals 0.00%

The following table illustrates the hypothetical minimum coupon percentages on the Notes.

Closing Level on Observation Date	Index Appreciation/Depreciation on Observation Date	Minimum Coupon Percentage
2,172.20	80.00%	15.00%
2,051.53	70.00%	15.00%
1,930.85	60.00%	15.00%
1,810.17	50.00%	15.00%
1,689.49	40.00%	15.00%
1,568.81	30.00%	15.00%
1,448.14	20.00%	15.00%
1,387.80	15.00%	15.00%
1,357.63	12.50%	10.00%
1,327.46	10.00%	10.00%
1,297.29	7.50%	5.00%
1,267.12	5.00%	5.00%
1,236.95	2.50%	0.00%
1,206.78	0.00%	0.00%
1,146.44	-5.00%	0.00%
1,086.10	-10.00%	0.00%
1,025.76	-15.00%	0.00%
965.42	-20.00%	0.00%
844.75	-30.00%	0.00%
724.07	-40.00%	0.00%
603.39	-50.00%	0.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns and minimum coupon percentages set forth in the tables above are calculated.

Example 1: On the observation date, the closing level of the Index was equal to 114.00% of the initial level, resulting in a minimum coupon percentage of 10.00%. The final level of the Index increased from an initial level of 1,206.78 to a final level of 1,448.14, resulting in an index return of 20.00%. Because the index return is greater than the minimum coupon percentage and also greater than the maximum return, the investor receives a payment at maturity of $1,155.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 15.50%) = $1,155.00

The total return on the investment of the Notes is 15.50% and subject to the maximum return.

Example 2: On the observation date, the closing level of the Index was equal to 104.00% of the initial level, resulting in a minimum coupon percentage of 0.00%. The final level of the Index decreased from an initial level of 1,206.78 to a final level of 1,146.44, resulting in an index return of -5.00%. Because a coupon lock-in event did not occur and the final level has not declined by more than 15% from the initial level, the investor receives a payment at maturity of the principal amount the Notes.

Example 3: On the observation date, the closing level of the Index was equal to 104.00% of the initial level, resulting in a minimum coupon percentage of 0.00%. The final level of the Index decreased from an initial level of 1,206.78 to a final level of 965.42, resulting in an index return of -20.00%. Because a coupon lock-in event did not occur and the index has declined by more than 15% from the initial level, the investor receives a payment at maturity of $800.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -20.00%) = $800.00

The total return on the investment of the Notes is -20.00%.

Example 4: On the observation date, the closing level of the Index was equal to 125.00% of the initial level, resulting in a minimum coupon percentage of 15.00%. The final level of the Index increased from an initial level of 1,206.78 to a final level of 1,327.46, resulting in an index return of 10.00%. Because the minimum coupon percentage of 15.00% is greater than the index return of 10.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 15.00%) = $1,150.00

The total return on the investment of the Notes is 15.00%.

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent a coupon lock-in event occurs, by entitling you to a return equal to the greater of the minimum coupon percentage and the index return, up to the maximum return. The maximum return on the Notes will be set on the pricing date and will not be less than 15.50%, or $1,155.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—If a coupon lock-in event occurs or if the final level declines by no more than 15% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If a coupon lock-in event does not occur and the final level declines by more than 15%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the final level declines from the initial level.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

FWP-4

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. This characterization relies, in part, on our understanding that the Notes will be marketed primarily to persons treated as cash-basis taxpayers for U.S. federal income tax purposes. If your Notes are treated as a pre-paid cash-settled executory contract, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

Moreover, if a coupon lock-in event occurs, the Internal Revenue Service could conceivably assert that you should be treated as if you exchanged your executory contract with respect to the Index for a contingent payment debt instrument. If you were so treated, you might be required to recognize short-term capital gain or loss at such time, and you might further be required to both currently accrue ordinary income over the remaining term of the Notes and treat any additional gain recognized upon the sale or maturity of your Notes as ordinary income. The Internal Revenue Service could conceivably seek to require similar tax accounting on a basis other than a deemed exchange. If you purchase the Notes after a coupon lock-in event, the risk of such assertions would be heightened. You are urged to consult a tax advisor with regard to the potential tax consequences of a coupon lock-in event.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties (such as your Notes) and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

FWP-5

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative and whether a coupon lock-in event occurs. If a coupon lock-in event does not occur and if the final level declines more than 15% from the initial level, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level of the Index is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 15.50%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

FWP-6

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 2, 2002 through April 29, 2010. The closing level of the Index on April 29, 2010 was 1,206.78.

We obtained the closing levels of the Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the observation date or the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

FWP-7